Methanex Corporation 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1 Telephone: (604) 661-2600 Facsimile: (604) 661-2676

July 5, 2005

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Stop 5-10
Washington, DC, 20549

Dear Mr. Decker:

Re:	Methanex Corporation Form 40-F for fiscal year ended December 31, 2004 (File No. 0-20115)

We have reviewed the comments in your letter dated June 22, 2005 relating to the captioned item and offer the following responses:

General

1.	SEC comment:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.

Our response:

We have noted your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity & Capital Resources

2.	SEC comment:

Your caption “cash flows from operating activities[5]” here and in the liquidity & capital resources section is confusingly similar to a GAAP measure. However, it specifically omits changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest and other income, interest expense, income taxes, asset restructuring charges and other unusual items. Please consider modifying your caption to eliminate this confusion, rather than using a footnote to the title.

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Our response:

The term “cash flows from operating activities[5]” as referred to is defined as cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas. As permitted in accordance with Canadian GAAP, this is a line item presented in our consolidated statements of cash flows using the caption “Cash flows from operating activities before undernoted changes”. In our disclosure documents other than our consolidated financial statements, we use the more detailed definition (as set out in the first sentence of our response) to assist the reader in understanding the adjustments from the total cash flows from operating activities. This definition is used consistently throughout our disclosure documents. It does not omit cash flows related to interest and other income, interest expense, income taxes, asset restructuring charges and other unusual items. The presentation we have adopted outside of the consolidated financial statements is consistent with guidance to Canadian reporting issuers issued by the Ontario Securities Commission. For your information, in our disclosure documents we have presented a portion of this title in a footnote rather than in the body of the tables solely for typesetting reasons. We will consider revising this presentation in future filings.

Summary of Contractual Obligations and Commercial Commitments

3.	SEC comment:

Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest rate swap contract and forward exchange contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Our response:

The table of contractual obligations as disclosed in the Management’s Discussion and Analysis (MD&A) includes estimated planned funding of pension benefit obligations and estimated payments under our interest rate swap contract and forward exchange contracts. These amounts are included within the caption “Repayment of other long-term liabilities”. We have not to date included interest payments on long-term debt in the Summary of Contractual Obligations and Commercial Commitments table. In future filings of our annual report on Form 40-F we will revise the table to include interest payments. We note that our interest obligations are clearly described elsewhere in our disclosure documents and can be calculated by a reader.

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For staff’s information, and using the then current interest rates for our variable rate debt, the revised table as at December 31, 2004 would appear as follows:

	LESS THAN	1 – 3	4 – 5	AFTER 5
($ MILLIONS)	1 YEAR	YEARS	YEARS	YEARS	TOTAL

Long-term debt repayments	258	28	28	295	609
Long-term debt interest obligations	40	54	52	140	286
Repayments of other long-term liabilities	10	34	6	20	70
Purchase obligations	190	371	387	2,901	3,849
Operating lease commitments	107	207	178	487	979
Project under construction	48	—	—	—	48

	653	694	651	3,843	5,841

Below the Summary of Contractual Obligations and Commercial Commitments table included in the Management’s Discussion and Analysis, we provided additional disclosure relating to each caption used. This disclosure includes information about significant assumptions used to derive the amounts. We will consider providing additional guidance on the amounts included in the individual line items in this table, and assumptions applied in their calculation, as appropriate at the time of future filings.

Supplemental Non-GAAP Measures

2.	SEC comment:

Your EBITDA is not computed as it is commonly defined. Please consider using “adjusted EBITDA” or “EBITDA excluding unusual items” to reflect this departure from the most common definition of EBITDA.

Our response:

We will consider the continued appropriateness of the terminology applied in our disclosure documents, including the items referenced in and the form of reconciliation, in future filings.

Financial Statements

Note 1 — Significant Accounting Policies

(m) — Revenue Recognition

3.	SEC comment:

You indicate that revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made. Please tell us how you determine that title transfers at the time of shipment. Please disclose and explain situations where title does not transfer at the time of shipment. Also, please disclose whether your products are shipped FOB shipping point or FOB destination, if applicable.

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Our response:

We recognize revenue on the sale of methanol based on individual contractual terms when title and risk of loss to the product transfers to the customer. This determination is based on industry-standard Incoterms as defined in individual customer contracts.

In our customer contracts where title and risk of loss transfers FOB shipping point or on an equivalent basis, revenue is recognized at shipment. In contracts where the Company retains title or risk of loss during shipment, revenue is recognized at the time of delivery to the customer’s location. For methanol shipped to customers on a consignment basis, revenue is recognized when the customer consumes the product.

To provide further clarity surrounding our revenue recognition policy, we plan to amend the policy in future annual consolidated financial statements as follows:

“Revenue is recognized based on individual contractual terms as title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title or risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol.”

Exhibit 4

Reconciliation with United States Generally Accepted Accounting Principles

4.	SEC comment:

Please reconcile between cash and cash equivalents under Canadian GAAP and US GAAP. Please then reconcile your operating, investing and financing activities under Canadian GAAP to those that would be presented under US GAAP.

Our response:

For all periods presented, there are no differences between our cash and cash equivalents under Canadian GAAP and those under U.S. GAAP. In addition, there are no reconciling items between operating, investing or financing activities for Canadian and U.S. GAAP purposes. The reconciling items on our consolidated balance sheets and statements of income presented in our GAAP reconciliation note do not impact the cash flow totals presented in our Canadian GAAP consolidated financial statements. We will continue to review our cash and cash equivalents and other cash flow disclosures in future filings to ensure that any reconciling items are identified. If there are no reconciling items identified that impact our consolidated statements of cash flows, we will make a statement to this effect in our GAAP reconciliation.

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Methanex Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Company’s filing with the SEC reviewed by SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert SEC staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Regards,

METHANEX CORPORATION

/s/ IAN CAMERON

Ian Cameron
Senior Vice President, Finance &
Chief Financial Officer

cc:	KPMG LLP McCarthy Tétrault LLP Chairman of the Audit, Finance and Risk Committee of Methanex Corporation